UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Goldman Sachs Private Credit Corp.

(Name of Subject Company (Issuer))

Goldman Sachs Private Credit Corp.

(Name of Filing Persons (Offeror and Issuer))

Class I Shares of Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Caroline Kraus

Stanley Matuszewski

Goldman Sachs Asset Management, L.P.

200 West Street

New York, NY 10282

(312) 655-4419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With copies to:

Joshua Wechsler, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Telephone: (212) 859-8000 Facsimile: (212) 859-4000

Thomas J. Friedmann, Esq.

William J. Bielefeld, Esq.

Darius I. Ravangard, Esq.

Dechert LLP

One International Place

40th Floor

100 Oliver Street

Boston, MA 02110

Telephone: (617) 728-7100

Facsimile: (617) 426-6567

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is Goldman Sachs Private Credit Corp. (the “Fund”). The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for U.S. federal income tax purposes, the Fund has elected to be treated, and expects to qualify annually, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. The Fund is incorporated as a Delaware corporation. The principal executive office of the Fund is located at 200 West Street, New York, New York 10282 and the telephone number is (312) 655-4419.

(b)	The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are the Fund’s Class I shares of common stock, par value $0.001 per share (the “Shares”), or portions thereof. As of the close of business on March 31, 2025, there were 244,701,031 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 12,235,051 Shares that are tendered by holders of the Fund’s Shares (each a “Stockholder” and collectively, the “Stockholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5.0% of the Fund’s Shares outstanding as of March 31, 2025.

(c)	The Shares are not traded in any market.

Item 3.	Identity and Background of Filing Person.

(a)	The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Goldman Sachs Asset Management, L.P. (the “Adviser”) serves as the investment adviser for the Fund. The Adviser is located at 200 West Street, New York, New York 10282 and its telephone number is (212) 902-1000. The members of the Fund’s Board of Directors (the “Board”) are Jaime Ardila, Carlos E. Evans, Ross J. Kari, Timothy J. Leach, Richard A. Mark, Susan B. McGee, and Katherine P. Uniacke, (each, a “Director”). Timothy J. Leach is the Chair of the Board. The Co-Chief Executive Officers and Co-Presidents of the Fund are Alex Chi and David Miller. The Chief Financial Officer and Treasurer of the Fund is Stanley Matuszewski, and the Principal Accounting Officer of the Fund is John Lanza. The Chief Operating Officer of the Fund is Tucker Greene, the Executive Vice President and Head of Business Development of the Fund is Stephanie Rader, the Chief Compliance Officer is Julien Yoo, the Chief Legal Officer is Caroline Kraus, and the Vice Presidents of the Fund are Justin Betzen, Greg Watts, Jennifer Yang, and Matthew Carter. The Directors and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b) - (c)	Not applicable.

Item 4.	Terms of the Transaction.

(a)	(1) (i)	Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 12,235,051 Shares that are tendered by Stockholders by 11:59 p.m., Eastern Time, on June 20, 2025 and not withdrawn as described in Item 4(a)(1)(vi).

	(ii)	The purchase price of a Share (or portion thereof) tendered will be its net asset value as of June 30, 2025 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Stockholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Stockholder that the Fund has received and accepted their tender. The Fund will effect payment for such Shares in cash promptly after the determination of the net asset value per Share as of the Valuation Date is finalized, which payment of redemption proceeds in cash will occur no later than 65 days after the expiration of this Offer. The Form of the Acceptance Letter is attached hereto as Exhibit (a)(1)(iv) and incorporated herein by reference.

	(iii)	The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on June 20, 2025 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

	(iv)	Not applicable.

	(v)	Reference is made to the Cover Page, Summary Term Sheet, and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

	(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

	(vii)	Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Stockholders may be required to deliver their Letter of Transmittal to their financial advisor or other financial intermediary or representative (instead of directly to Fund’s tender offer service agent (SS&C Technologies, Inc.)). All Stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

	(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

	(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

	(x)	Reference is made to Section 2 “Offer to Purchase and Price” of the Offer to Purchase, which is incorporated herein by reference.

	(xi)	Not applicable.

	(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)	(2)	Not applicable.

(b)	Any Shares to be purchased from any officer, Director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Directors, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a) - (d)	Not applicable.

(e)	The Board has the discretion to determine whether the Fund will purchase Shares from Stockholders from time to time pursuant to written tenders. The Adviser currently expects that it will generally recommend to the Board that the Fund offer to repurchase from Stockholders quarterly up to 5.0% of the Fund’s outstanding number of Shares as of the close of the previous calendar quarter. However, the Fund is not required to make any such repurchase offers or otherwise conduct tender offers, and the

Board may amend, suspend or terminate the Fund’s share repurchase program at any time. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between (i) the Fund, any of the Fund’s executive officers or Directors, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes Of This Tender Offer And Plans Or Proposals.

(a) - (b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(b)	There are no material conditions to the financing discussed in paragraph (a) above.

(c)	Not applicable.

(d)	The Fund has not determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from cash flow from operations, the sale of assets, borrowings, return of capital or proceeds from the sale of Shares pursuant to the Fund’s continuous private offering.

Item 8.	Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of March 31, 2025, the following persons own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
GSAM Holdings LLC	3,976,284.585	1.625%
Jaime Ardila	10,421.513	*
Carlos E. Evans	2,402.821	*
Ross J. Kari	6,400.000	*
Timothy J. Leach	4,709.617	*
Richard A. Mark	3,976.143	*
Susan B. McGee	—	—
Katherine (“Kaysie”) P. Uniacke	—	—
Alex Chi	4,805.638	*
David Miller	12,159.984	*
Tucker Greene	6,670.982	*
Stephanie Rader	—	—
Stanley Matuszewski	—	—
John Lanza	—	—
Julien Yoo	—	—
Caroline Kraus	—	—
Justin Betzen	7,925.590	*
Greg Watts	7,295.994	*
Jennifer Yang	—	—
Matthew Carter	15,071.408	*
All directors and officers as a group (19 persons)	81,839.690	*

*	Less than 1.0%.

Based on information available to the Fund, none of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Fund has issued to the Adviser, Directors and executive officers of the Fund an aggregate of approximately 724.652 Shares, including the net impact of Shares issued pursuant to the Fund’s distribution reinvestment plan, for net proceeds of approximately $18,210.44.There have been no other transactions in Shares effected during the past sixty (60) days by the Fund, the Adviser, or any Director or executive officer of the Fund, or any person controlling the Fund or the Adviser.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)	The audited annual financial statements of the Fund, dated December 31, 2024, included in the Fund’s Annual Report on Form 10-K, filed with the SEC on EDGAR on March 4, 2025, are incorporated herein by reference and available through the SEC’s website at http://www.sec.gov.

The Fund will prepare and make available to Stockholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) None.

(5) None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)	(1) (i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

	(ii)	Offer to Purchase.

	(iii)	Form of Letter of Transmittal.

	(iv)	Form of Letter from the Fund to Stockholders in Connection with the Fund’s Acceptance of Shares.

	(v)	Form of Notice of Withdrawal of Tender.

(a)	(2) – (4)	Not applicable.

(b)	None.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table

Item 13.	Information Required By Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDMAN SACHS PRIVATE CREDIT CORP.

Dated: May 22, 2025	By:	/s/ Stanley Matuszewski
	Name:	Stanley Matuszewski
	Title:	Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Stockholders in Connection with the Fund’s Acceptance of Shares.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

107	Filing Fee Table.